82-4804

UNITED BANK FOR AFRICA PLC

RC. 2457

HEAD OFFICE: COMPANY SECRETARY
57 Marina, P. O. Box 2406, Lagos, Nigeria
Tel: 2644651 - 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

02049614

CS/GDR/0467/2002 **August 22, 2002**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

02 AUG 27 AM 8:33

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of the letter to the Nigerian Stock Exchange dated June 10, 2002 with regard to the closure of the register of members and Year 2002 AGM in compliance with the post-listing requirements of the Nigerian Stock Exchange.

2. Copy of the notice of the Annual General Meeting published in the daily newspapers pursuant to Section 222 of the Companies and Allied Matters Act 1990.

3. Copy of the Bank's Balance Sheet and Profit and Loss Accounts for the financial year ended 31st March, 2002 published in the daily newspapers in compliance with Section 27 of the Banks and Other Financial Institutions Act 1991.

4. Copy of returns made by the Bank to the Corporate Affairs Commission on the first Tuesday in August 2002 pursuant to Section 636(1) of the Companies and Allied Matters Act 1990.

5. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

dlw 9/5

6. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the three months ended 30th June 2002 filed with the Nigerian Stock Exchange in compliance with its post-listing requirements.

7. Copy of the Year 2002 Annual Report and Accounts (Corporate Edition).

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

CS/NSE/0343/2002

June 10, 2002

RECEIVED
11 JUN 2002
THE NIGERIAN STOCK EXCHANGE

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Madam,

RE: CLOSURE OF REGISTER AND ANNUAL GENERAL MEETING

We wish to advise that at a meeting of the Board of Directors of United Bank for Africa Plc held on May 7, 2002 it was resolved that:

[a] The Register of Members be closed from July 18 – July 31, 2002 both days inclusive for the purpose of paying the dividend.

[b] The Annual General Meeting will take place on Thursday August 1, 2002 at the Conference Centre, State Library Annex Calabar, Cross River State.

Please note that the Board also considered and approved the Financial Statements for the year ended 31st March, 2002 subject to CBN approval. The accounts will be forwarded to you as soon as CBN approval is obtained together with information on the recommended dividend and other incidental matters.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos.

CS/NSE/0453/2002

August 9, 2002

The Director General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

<u>RE: UNAUDITED RESULTS FOR THREE MONTHS ENDED 30TH JUNE 2001</u>

In compliance with the listing requirements of the Nigerian Stock Exchange, we enclose herewith UBA Plc's unaudited results for three months ended 30th June, 2002.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos

UNITED BANK FOR AFRICA PLC.

UBA PLC UNAUDITED BALANCE SHEETS AS AT 30TH JUNE 2002

The Board of Directors of United Bank For Africa Plc is pleased to announce that the unaudited results as at 30th June 2002 were as follows:

	GROUP		BANK	
	JUNE 02	JUNE 01	JUNE 02	JUNE 01
	=N=million	=N=million	=N=million	=N=million
USE OF FUNDS				
CASH AND SHORT TERM FUNDS	86,973	88,090	87,308	88,086
CASH RESERVE DEPOSIT	11,132	10,679	11,132	10,679
GOVERNMENT SECURITIES	37,852	40,506	37,852	40,506
INVESTMENTS	1,346	971	606	400
LOANS AND ADVANCES	40,652	25,709	40,652	25,709
OTHER ASSETS	12,907	26,479	11,533	26,304
FIXED ASSETS	5,228	4,817	5,215	4,803
	196,089	197,251	194,298	196,487
LIABILITIES				
CURRENT, DEPOSIT AND OTHER ACCOUNTS	117,618	128,537	117,618	128,537
ACCOUNTS PAYABLE, INCLUDING ITEMS IN TRANSIT, TAXATION AND DIVIDENDS	66,969	58,762	66,120	58,677
	184,587	187,299	183,738	187,214
CAPITAL AND RESERVES				
SHARE CAPITAL	850	850	850	850
OTHER RESERVES	10,652	9,102	9,710	8,423
SHAREHOLDERS' FUNDS	11,502	9,952	10,560	9,273
	196,089	197,251	194,298	196,487
ACCEPTANCES, GUARANTEES AND OTHER OBLIGATIONS FOR ACCOUNT OF CUSTOMERS (AND CUSTOMERS' LIABILITY THEREON)	25,306	8,401	25,306	8,401

UBA PLC UNAUDITED PROFIT & LOSS ACCOUNTS FOR THREE MONTHS ENDED 3OTH JUNE 2002

	GROUP		BANK	
	THREE MONTHS TO		THREE MONTHS TO	
	JUNE 02	JUNE 01	JUNE 02	JUNE 01
	=N=million	=N=million	=N=million	=N=million
GROSS EARNINGS	7,155	6,028	6,777	5,942
PROFIT BEFORE TAXATION	1,222	1,210	1,111	1,160
TAXATION(ESTIMATED)	(391)	(325)	(356)	(314)
PROFIT AFTER TAXATION	831	885	756	846

Our results for the first quarter ended 30 June 2002 reflect the ongoing focus of the Bank on efficiency and shareholder value. Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2003.

B. X. Ougbone

BY ORDER OF THE BOARD.

Ministry bans airlines from use of old Port Harcourt airport

By Sola Dixon, Tunji Oketunbi and Wole Shadare

TO ensure the safety of lives and property, the aviation authorities have given airline operators up till the end of this month to stop using the old Port Harcourt Military Airport, which has been placed under safety surveillance.

Chief executives of the three major aviation parastatals on Monday, explained the latest steps and deadline at a briefing with airport correspondents.

Director-General of the Nigerian Civil Aviation Authority (NCAA), Mr. Ephraim Oyuido said the joint user status accorded the old Port Harcourt Military Airport is not acceptable to the government because of serious safety and security implications.

Director-General of NCAA said at the briefing that "there is a lot of confusion and absence of necessary co-ordination which has fractured our oversight functions at the airport".

The military cannot oversee operations of commercial flights, it is not in consonance with ICAO standards. Besides, there is no fire cover and developments within the airport terminal area are uncoordinated.

"To continue using the old military airport means we can as well make Ikorodu road an airport facility", Oyuido said.

Other shortcomings of the airport, he said, include absence of perimetre fencing which does not restrict the area and the military's restriction of normal passage of civilian travellers into the airport.

"We have placed the airport under special emergency surveillance and we are watching till July, as we continue to monitor safety and security breaches at the airport", Oyuido added.

Managing Director of NAMA, Alhaji Yusuf, disagreed with the contention that the operators in the airport had invested over N400 million on facilities.

"Obviously, we should have taken these actions years back. First, as a military base, it is not good to have allowed civilian operations without civilian air traffic controllers", he said.

He added that the authorities cannot be aloof to anything that poses danger or constitutes a threat to life. He noted that at the airport, there are no navigational aids and no landing facilities whatsoever. The so-called locator there has failed critical inspection and has not been calibrated for a long time.

He stressed that a case where civil aircraft is controlled by military assistance is against normal procedure, noting that whenever there is a joint use, civilian controllers normally take charge. In case of any accident, he warned that insurance coverage would be exempted.

Yusuf directed that civilian operators should utilise the well-equipped international airport for utmost safety. "These operators are just taking risks".

Oyo council workers, teachers disagree over deductions

From Iyabo Sotunde, Ibadan

LOCAL council workers and primary school teachers in Oyo State are now on collision course over the continued deductions of council allocation by the state government.

While the council workers were protesting the deduction of N1.1 billion from their allocation by the state government to pay teachers' salaries, primary school teachers have hailed the move.

The embattled council workers had last Thursday, began an indefinite strike to protest the continued deduction of their statutory allocation in the last two months.

But as early as 8.00 a.m. on Monday, the National Union of Teachers (NUT), led by their Secretary, Mr. Olu Abiola stormed the state secretarial complex to register support for government's action.

The protesting teachers, who dared armed policemen at the entrants of the complex, chanted solidarity songs and displayed placards of different inscriptions supporting deductions from the council allocation.

In a statement, the NUT secretary warned that any attempt to deny the primary school teachers of their salaries may lead to a labour crisis in the state.

But the council worker while opposing the deduction, explained that by virtue of the Supreme Cou judgement, councils ar expected to provide 3(per cent while states wil provide 70 per cent of the fund for the running o primary and adult education.

The Secretary of the National Union of Loca Government Employees (NULGE), Mr. M.O. Ayelagbe, insisted that the continued deduction of their allocation by the state government was illegal. He added that the strike action would continue until government rescinds its decision.

Daily Times faults bench warrant against Adinoyi-Ojo

THE move by some officials of the Kogi State government to execute a bench warrant against the Managing Director of the *Daily Times* of Nigeria Plc., Dr. Onukaba Adinoyi-Ojo and *Sunday Times* Editor, Mr. Tunde Ipinmisho, have been faulted by the company's management.

In a statement issued yesterday over the matter, the company noted that an appeal and a motion for stay of execution of the High Court ruling, which necessitated the bench warrant, had been filed at the Court of Appeal in Abuja.

The statement reads: "The attention of the mangement of the *Daily Times* of Nigeria Plc has been drawn to a purported attempt by men and officers from the Kogi State Government House, to execute bench warrant against the person of the Managing Director of the Company, Dr. Onukaba Adinoyi-Ojo and the *Sunday Times* Editor, Mr. Tunde Ipinmisho.

"We wish to bring to the notice of the general public that a notice of appeal and a motion on notice for stay of execution of the ruling of the High Court, Per S.I. Leslie J. dated June 26, 2002, in the case of Prince Abubakar Audu Vs. the *Daily Times* of Nigeria Plc and two others, are already pending before the Court of Appeal, at Abuja.

"It is important to state that in view of the political dimension this suit is taking, copies of the notice of appeal and motion on notice, which have been served on the plaintiffs, have already been forwarded to the Inspector-General of Police and the Chief Justice of the Federation.

We, therefore, advise all court baliffs and police officers not to allow themselves to be used by any person claiming to have all the powers and wherewithal in a democratic dispensation such as ours.

82-4804

UNITED BANK FOR AFRICA PLC

RC 2457

BALANCE SHEETS AS AT 31ST MARCH, 2002 & 2001

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	₦ 'million	₦ 'million	**₦ 'million**	₦ 'million
USE OF FUNDS				
Cash and Short Term Funds	**103,870**	87,721	**103,314**	87,712
Government Securities	**30,268**	47,823	**30,268**	47,823
Investments	**1,017**	1,019	**944**	757
Loans and Advances	**40,135**	23,106	**40,135**	23,106
Other Assets	**19,998**	23,487	**19,125**	22,990
Fixed Assets	**4,908**	4,876	**4,894**	4,860
	200,196	188,032	**198,680**	187,248
LIABILITIES				
Deposit and Current Accounts	**131,866**	133,135	**131,866**	133,135
Other Liabilities	**55,996**	44,564	**55,403**	44,478
Taxation	**1,343**	976	**1,265**	918
Deferred taxation	**364**	290	**364**	290
	189,569	178,965	**188,898**	178,821
CAPITAL AND RESERVES				
Share Capital	**850**	850	**850**	850
Capital Reserve	**22**	22	**-**	-
Statutory Reserve	**1,842**	1,607	**1,707**	1,503
General Reserve	**7,105**	6,429	**6,417**	5,915
Bonus Issue Reserve	**425**	-	**425**	-
Small Scale Industries Reserve	**383**	159	**383**	159
Shareholders' Funds	**10,627**	9,067	**9,782**	8,427
	200,196	188,032	**198,680**	187,248
Acceptances, Guarantees and Other Obligations for Account of Customers (And Customers' Liability thereon)	**22,543**	7,523	**22,543**	7,523

PROFIT & LOSS ACCOUNT FOR THE YEARS ENDED 31ST MARCH, 2002 & 2001

	GROUP		COMPANY	
	2002	2001	2002	2001
	₦ 'million	₦ 'million	**₦ 'million**	₦ 'million
Gross Earnings	22,521	19,387	22,112	19,148
Profit Before Tax	2,472	1,682	2,238	1,585
Taxation	(906)	(413)	(877)	(402)
Profit After Tax	1,566	1,269	1,361	1,183
APPROPRIATIONS:				
Statutory Reserve	235	190	204	177
Small Scale Industries Reserve	224	159	224	159
Bonus Issue Reserve	425	-	425	-
General Reserve	172	495	(2)	422
Dividend	510	425	510	425
	1,566	1,269	1,361	1,183

DIRECTORS:

HAKEEM BELO-OSAGIE (Chairman of the Board)

ARNOLD EKPE (Chief Executive Officer)

REPORT OF THE AUDITORS TO THE MEMBERS OF UNITED BANK FOR AFRICA PLC

We have audited the above financial statements.

Respective Responsibilities of Directors and Auditors

In accordance with the Companies and Allied Matters Act, 1990, the Company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Company's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

Contravention

During the year, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

Opinion

In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31st March 2002 and the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and Other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche

Akintola Williams Deloitte & Touche
Chartered Accountants

Lagos, Nigeria
7th May 2002

236024

UBA Plc 57 Marina, Lagos,

82-4864

UNITED BANK FOR AFRICA PLC

RC.2457

HEAD OFFICE: COMPANY SECRETARY
57, Marina, P.O. Box 2406, Lagos, Nigeria
Tel: 2644651- 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/CAC/0449/2002 **August 5, 2002**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

02 AUG 27 AM 8:34

Dear Sir,

RE: COMPLIANCE WITH SECTION 636(1)
FILING OF STATUTORY RETURNS

We forward herewith for filing information in respect of Schedule 14 as per the provisions of Section 636(1) of the Companies and Allied Matters Act 1990 as at July 1, 2002.

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

Corporate Affairs Commission
Certified True Copy
7 - AUG 2002
Name
Designation
Signature

CORPORATE AFFAIRS COMMISSION
7 AUG 2002

UNITED BANK FOR AFRICA PLC. RC:2457

COMPLIANCE WITH SECTION 636 (1) OF THE

COMPANIES AND ALLIED MATTERS ACT. 1990

SCHEDULE 14

The share capital is N1,000,000,000 divided into 2,000,000,000 shares of 50k each.

The number of shares issued is 1,000,000,000
Calls to the amount of 50k per share have been made under which the sum of N850,000,000 has been received.

The liabilities of the company on the first day of July 2002 were-

Debt owing to sundry persons by the company:-

On Judgement N ....

On Specialty N ....

On Notes or Bills N ....

On Simple Contracts, Borrowing from non Banks N ....

On Estimated Liabilities N ....

CORPORATE AFFAIRS COMMISSION ASSESSMENT 07 AUG 2002 ASSESSED BY Name Sign

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 30th June 2002)	N'000
Treasury Bills	27,888,961
CBN Certificates	0
Par Bonds (Federal Government Debt Refinancing)	0
Stabilisation Securities	0
	27,888,961

0060403/904/403893 2001/7812

CASH AT BANKERS	
Cash	1,895,201
Balance with and cheques in the course of collection on other banks (in Nigeria and abroad)**	84,752,789
Money at call with other banks (in Nigeria and abroad)	4,018,500
Negotiable certificate of deposit	0
	90,666,490

** Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and abroad) are:CBN cash Reserve Account =N=11,131,760,000 and CBN Current A/C =N=158,972,000.

Corporate Affairs Commission Certified True Copy 7 - AUG 2002 Name Designation Signature

DATED THE 26TH DAY OF JULY, 2002

DIRECTOR

B. E. Ouajbne
COMPANY SECRETARY

82-4864

UNITED BANK FOR AFRICA PLC

RC.2457

HEAD OFFICE: COMPANY SECRETARY
57, Marina, P.O. Box 2406, Lagos, Nigeria
Tel: 2644651-700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/CAC/0450/2001 **August 5, 2002**

02 AUG 27 AM 8:34

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please be informed that Mr. Reginald Ihejiahi has resigned from the Board of Directors of United Bank for Africa Plc while Mr. Offong Ambah has been appointed to the Board.

Find enclosed for your necessary action the following documents:

[a] Certified True Copy of the resolution of UBA Plc's Board of Directors approving the appointment of Mr. Offong Ambah.

[b] Copy of letter dated June 21, 2002 conveying CBN approval in respect of Mr. Ambah's appointment.

[c] Copy of Mr. Reginald Ihejiahi's letter indicating his intention to resign from the Board of Directors with effect from the end of February 2002.

[d] Certified true copy of Board resolution accepting Mr. Ihejiahi's resignation.

[e] Form CO 7 reflecting the changes in the Bank's Board of Directors.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. N. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name ...
Designation ...
Signature ...

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday January 24, 2002 at Lagos, it was resolved:

[a] That Mr. Offong Ambah be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[b] That Mr. Offong Ambah be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name
Designation
Signature

Dated this 13th day of FEBRUARY 2002.

Corporate Affairs Commission
VERIFICATION
07 AUG 2002
APPROVED BY
Name

B. E. Okoroche

DIRECTOR

COMPANY SECRETARY

B. E. Okoroche

CERTIFIED TRUE COPY

CENTRAL BANK OF NIGERIA
Zaria Street
P. M. B. 0187
Garki, Abuja

Tel.: 2345333
Fax: 2345325

BSD/G1.T3/VOL.2/28

RECEIVED
25 JUN 2002
OFFICE OF THE M.D. & C.E.
UBA PLC

June 21, 2001

RECEIVED
LEGAL DEPT.
26 JUN 2002
UNITED BANK For AFRICA PLC
57, Marina (18th Floor) Lagos

The Managing Director
United Bank for Africa PLC
57 Marian
Lagos.

Dear Sir

RE: APPOINTMENT TO THE BOARD – MR. OFFONG AMBAH

Further to our letter of 24th May, 2002 on the above subject, we write to convey the CBN's provisional approval for the appointment of Mr. Offong Ambah as an Executive Director in your bank.

The confirmation of the approval will be subject to our receipt of satisfactory references on him please.

Yours faithfully

I. D. ABDULLAHI
for: DIRECTOR OF BANKING SUPERVISION

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name ....
Designation ....
Signature ....

UBA UNITED BANK FOR AFRICA PLC

HEAD OFFICE – OPERATIONS AND INFORMATION TECHNOLOGY SECTOR
UBA HOUSE 57 Marina P O Box 2406 Lagos Nigeria
TEL: 2644651-700 EXT 16733 D/Ls 2644788 2644766 FAX 2644711 TELEX Nos: 28489 28490 28492 28497 28498 CABLES: Mindobank

RC. 2457

EXECUTIVE DIRECTOR

RECEIVED 7 JAN 2002 U.B.A. PLC Secretary

January 6 2002

The Chairman
Board Of Directors
United Bank for Africa PLC
UBA House
57 Marina
Lagos
Nigeria

Dear Sir,

RESIGNATION OF APPOINTMENT

I write to formally inform you of my decision to resign my appointment as Executive Director of our bank and to leave the services of our bank at the end of February 2002.

I have reached this decision after careful thought but with much regret. There is never a great time to leave such a challenging responsibility. However, after nearly seven years in a variety of major and very tasking assignments, it is only fair on the institution that I undertake those assignments that I can see through to the end with the same passion as I have demonstrated in previous positions.

I am indeed grateful to the Chairman in particular, and the Board of Directors for the challenges and opportunities of the past seven years and the support and encouragement I received at every stage.

Our bank has able and committed men and women and I have been privileged to work with the best of them. During this time, we have helped lay the foundation for a modern and safe credit process and led our bank's entry into the middle and consumer banking market. In the last two exciting years, I have been lucky to lead a team of dedicated men and women in changing and upgrading our operations and technology services. The framework has been laid for its future transformation with key change initiatives in Centralization, Process redesign, and Technology and Software replacement. The current assignment on conclusion will in my view give our bank an unrivalled competitive and cost advantage in our marketplace.

Corporate Affairs Commission
Certified True Copy

I wish our bank great success in the future and look forward to continuing my association with your goodselves outside the bank.

Yours truly

Reginald Ihejiahi
Executive Director
Operations and Information Technology

Copy to: (a) Board of Directors
(b) Company Secretary

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name..........
Designation..........
Signature..........

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS DECREE 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday January 24, 2002 at Lagos, it was resolved:

> That the CEO communicate the Board's formal acceptance of the resignation of Mr. Ihejiahi with effect from February 28, 2002 once all internal processes and procedures for handing over had been complied with.

Dated this 5th day of August, 2002.

DIRECTOR

B. K. Oueghne
COMPANY SECRETARY

B. K. Oueghne
CERTIFIED TRUE COPY

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name
Designation
Signature

07 AUG 2002
APPROVED BY
Name
Sign

CONFIDENTIAL

MINUTES OF THE 41ST ANNUAL GENERAL MEETING OF UNITED BANK FOR AFRICA PLC HELD AT THE CONFERENCE CENTRE, STATE LIBRARY ANNEX, CALABAR, CROSS RIVER STATE ON THURSDAY AUGUST 1, 2002

EXTRACT

PRESENT

HAKEEM BELO-OSAGIE	-	CHAIRMAN
ABBA KYARI	-	VICE CHAIRMAN
ARNOLD EKPE	-	CHIEF EXECUTIVE OFFICER
MAHMOUD ISA-DUTSE	-	EXECUTIVE DIRECTOR
OLUFEMI D. LIJADU	-	EXECUTIVE DIRECTOR
ALIYU DIKKO	-	EXECUTIVE DIRECTOR
OFFONG AMBAH	-	EXECUTIVE DIRECTOR
T. ASUQUO JOHN	-	DIRECTOR
IGWE ALEX NWOKEDI, OON	-	DIRECTOR
KAYODE SOFOLA, SAN	-	DIRECTOR
MUSTAPHA ABDULKADIR	-	DIRECTOR
VICTOR ODOZI	-	DIRECTOR
JUNAID DIKKO	-	DIRECTOR
KHALID A. T. AL-MANSOUR	-	DIRECTOR
JEAN HERSKOVITS	-	DIRECTOR
WILLIAM E. JAMES	-	DIRECTOR
WILLY KROEGER	-	DIRECTOR

APOLOGIES

AMAH IWUAGWU	-	DIRECTOR
PAOLO DI MARTINO	-	DIRECTOR

ORDINARY SHAREHOLDERS	-	250
PROXIES	-	4
TOTAL		254

IN ATTENDANCE

ISABELLA OKAGBUE	-	COMPANY SECRETARY / LEGAL ADVISER
G. OPORUM	-	AKINTOLA WILLIAMS, DELOITTE & TOUCHE
JOE ASUQUO	-	AKINTOLA WILLIAMS, DELOITTE & TOUCHE
ADOLPHUS EKPE	-	NIGERIAN STOCK EXCHANGE
ELOCHUKWU I. UBA	-	NIGERIAN STOCK EXCHANGE
H. A. YELDU	-	SECURITIES & EXCHANGE COMMISSION
BEN NWAROH	-	MD, UBA SECURITIES SERVICES LIMITED (REGISTRAR)

10. **ELECTION OF DIRECTORS**

The Chairman informed members that under Article 101 of the Articles of Association, at each Annual General meeting one-third of the Directors are required to retire from office. The following Directors were accordingly retiring by rotation and offering themselves for re-election:

Mallam Abba Kyari
Alhaji M. A. Abdulkadir
Mr. Amah Iwuagwu
Mr. Kayode Sofola, SAN
Mr. Victor Odozi

The Chairman announced that **Alhaji Mahmoud Isa-Dutse** was also retiring by rotation but had indicated that he did not wish to stand for re-election. He thanked Alhaji Isa-Dutse for his commitment and service to the Bank.

The Chairman also informed members that since the last Annual General Meeting **Mr. Arnold Ekpe** and **Mr. Offong Ambah** had been appointed Directors. In accordance with Article 76 of the Bank's Articles of Association they were retiring at this meeting and being eligible were offering themselves for election.

The Chairman informed members that no valid nomination for the post of Director had been received.

He proposed:

That the election of all retiring Directors offering themselves for election or re-election by a single resolution be and is hereby approved.

Mr. Alade Banire seconded the motion.

The motion was put to the meeting and upon a show of hands, was carried unanimously.

The Chairman then proposed:

That the retiring directors be and are hereby elected or re-elected Directors of the Bank.

Engr. Francis Orji seconded the motion.

The motion was then put to the meeting and upon a show of hands was carried unanimously.

CERTIFIED TRUE COPY

B.K. Okagbue

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O7

RC:NO 2457

C Nº J058122

COMPANIES AND ALLIED MATTERS DECREE 1990

N15.00 paye

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMI ASSESSMENT 07 AUG 2002 ASSESSED BY Name........ Sign........

Pursuant to Section 292 (4)

CORPORATE AFFAIRS VERIFIED 07 AUG 2002 APPROVED BY Name........ Sign........

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC ~~LIMITED~~

1459677/1500/8/02

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name: UNITED BANK FOR AFRICA PLC

Address: 57, MARINA - LAGOS.

Corporate Affairs Commission TRANSFER 01 AUG Date........ Sign........

Corporate Affairs Commission Certified True Copy 8 - AUG 2002 Name........ Designation........ Signature........

corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
21, IKOYI CRESCENT IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD,OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD, HARVARD INV. LTD, UNITED TELESYS LTD	1955	NO CHANGE
8, KURAMO CLOSE IKOYI - LAGOS	VICE CHAIRMAN	1952	NO CHANGE
20B, TINUBU STREET PALMGROVE ESTATE ILUPEJU - LAGOS	MD/CHIEF EXECUTIVE UBA PLC	1953	NO CHANGE
18A, PROBYN ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: NORTHERN NIGERIA FLOUR LTD.	1956	NO CHANGE
5A, OKUNOLA MARTINS S. W. IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, UBA CAPITAL & TRUST LTD.	1959	NO CHANGE
18, SALUDEEN AKANNO OGUDU GRA - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1959	RESIGNED FROM THE BOARD 28/02/02.
34, EURO COURT BOURDILLON ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1956	NO CHANGE

Corporate Affairs Commission
Certified True Copy
8 - AUG
Name
Designation
Signature

Signature { Director
B. K. Oyagbne Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.07

RC NO 2457

C Nº 3058152

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS ... VERIFICATION 07 AUG 2002 APPROVED BY Name... Sign...

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC ~~LIMITED~~

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name: UNITED BANK FOR AFRICA PLC

Address: 57, MARINA - LAGOS.

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name E. C. ABDURAH
Designation
Signature

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. OFFONG AMBAH	NONE	NIGERIAN
DR. I. C. ASUQUO JOHN	NONE	NIGERIAN
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MR. AMAH IWUAGWU	NONE	NIGERIAN
ALHAJI MUSTAPHA ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name ...
Designation ...
Signature ...

Dated the ____________ day of AUGUST ~~2000~~ 2002

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
98, NORMAN WILLIAMS S.W. IKOYI, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	APPOINTED TO THE BOARD 01/03/02
8, ILADO CLOSE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD.	1936	NO CHANGE
39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR: UBA PLC	1936	NO CHANGE
5, BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	DIRECTOR: UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
8, ILABERE AVENUE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC, AMC INV. LTD, ACA LTD.	1956	NO CHANGE
AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR: UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD.	1941	NO CHANGE
PLOT 4, OLAWALE COLE-ONITIRI AVENUE OFF ADMIRALTY WAY LEKKI - LAGOS	DIRECTOR: UBA PLC	1942	NO CHANGE

Corporate Affairs Commission
Certified True Copy
8 AUG 20..
Name ....
Designation ....
Signature ....

Signature { [signature] Director
B. E. Ouagbe Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O7

RC:NO 2457

C Nº 0058137

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
07 AUG 2002
APPROVED BY
Name
Sign

NAME OF COMPANY	UNITED BANK FOR AFRICA PLC
	~~LIMITED~~

Corporate Affairs Commission
Certified True Copy
8 - AUG 2002
Name
Designation
Signature

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57, MARINA - LAGOS.

UNITED BANK FOR AFRICA PLC

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
25A, TONY EROMOSELE STREET, PARKVIEW EST. IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVESTMENTS LTD, UBA TRUSTEES LTD, UNITED TELESYS LTD, STAR DELTA INV. LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIGERIA LTD.	1963	NO CHANGE
81828, CLIFTON GARDEN LONDON	DIRECTOR: UBA PLC DIRECTOR: BT INTER-NATIONAL (NIG) LTD	1948	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO TX 78209 , U.S.A.	DIRECTOR: UBA PLC	1936	NO CHANGE
12, WEST 96TH STREET NEW YORK, NY 10025 U. S. A.	DIRECTOR: UBA PLC	1935	NO CHANGE
31, PHILLIPS AVENUE ROCKPORT, MA U. S. A.	DIRECTOR: UBA PLC DIRECTOR: UNITED TELESYS LTD.	1945	NO CHANGE
PASSAGE LAC VOLTA TUNIS	DIRECTOR: UBA PLC	1951	NO CHANGE

Corporate Affairs Commission
Certified True Copy
8 AUG 2002
Name
Designation
Signature

Signature { ______________ Director
B. X. Ouagbre ______________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.